UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38649

Viomi Technology Co., Ltd

Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District

Guangzhou, Guangdong, 510220

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change in Registrant’s Certified Accountant

Viomi Technology Co., Ltd (the “Company”) announced the dismissal of PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent registered public accounting firm and the engagement of WWC, P.C. (“WWC”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, effective June 17, 2025. WWC will also re-audit the annual consolidated financial statements of the Company for the fiscal years ending December 31, 2022 and 2023, which had previously been audited by PwC. This re-audit is necessary because such comparable financial information should be restated in the Company’s annual report for the fiscal year ended December 31, 2024, as a result of the Company’s business reorganization completed in August 2024, which divested certain IoT@Home businesses to strategically focus on home water solution businesses.

The engagement of WWC and the dismissal of PwC have been approved by audit committee of board of directors and the board of directors of the Company.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the fiscal years ended December 31, 2022 and 2023 and the subsequent period through June 17, 2025, there have been no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there have been no “reportable events” as the term is described in Item 16F(a)(1)(v) of Form 20-F, other than as disclosed below in this Form 6-K. In the same periods, the Company was advised by PwC of the following outstanding material weaknesses in the Company’s internal control over financial reporting: (i) the Company’s lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission (the “SEC”), and (ii) the lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures, which were disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

During the course of audit of the Company’s financial statements for the year ended December 31, 2024, PwC informed the Company that it had identified certain issues with respect to the business purpose and substance of certain loans transaction between a subsidiary of the Company and a Hong Hong-incorporated company. In January and February 2024, a subsidiary of the Company extended loans with a total principal amount of HK$16 million to the Hong Kong-incorporated company. The loans have a tenure of three years, bear a fixed annual interest rate of 2.5%, and are not guaranteed. The principal amount of the loans and the accrued interest were due for repayment upon maturity in January and February 2027.  In March 2025, the Hong Kong-incorporated company early repaid all the outstanding principal and accrued interest of these loans to the subsidiary of the Company, at the Company’s request. PwC further suggested the Company to carry out an investigation into the loans transaction on the business purpose and substance of the loans transaction and advised the Company that it would have been necessary to expand the scope of its audit.   The audit committee of the board of directors of the Company has engaged international counsel and forensic accountant to conduct an independent investigation on the business purpose and substance of the loans transaction in May 2025. As of the date of this current report on Form 6-K, the independent investigation is still ongoing.  As of the date of the dismissal of PwC, PwC did not expand the scope of its audit and PwC had not yet completed the annual audit procedures for the fiscal year ended December 31, 2024.

The matters described above constitute reportable events. The audit committee of the Company’s board of directors has discussed all reportable events above with PwC, and the Company has authorized PwC to respond fully to the inquiries made by WWC concerning these reportable events.

The Company had provided PwC with a copy of the foregoing disclosure it is making on this current report on Form 6-K and requested from PwC a letter addressed to the SEC indicating whether it agrees with such disclosure. A copy of PwC’s letter dated June 17, 2025 is attached hereto as Exhibit 99.1.

During each of the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through June 17, 2025, neither the Company nor anyone on behalf of the Company has consulted with WWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to the Company that WWC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

Exhibit Index

Exhibit 99.1—Letter of PwC dated June 17, 2025 regarding change in independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOMI TECHNOLOGY CO., LTD

By:	/s/ Xiaoping Chen
	Name:	Xiaoping Chen
	Title:	Chief Executive Officer

Date: June 17, 2025